Play LA Inc. Reaches Settlement with SecureOne Corporation

TORTOLA, British Virgin Islands – November 27th, 2015 – (MarketWire) Play LA Inc. (OTCBB: PLLAF) ("the Company"), announces that it has reached a settlement with SecureOne Corporation ( formerly NFC Data Inc. ) on the claim the company filed against SecureOne Corporation in The Eastern Caribbean Supreme Court in The High Court of Justice Virgin Islands. Play LA Inc., SecureOne Corporation and it’s shareholders, have entered into a Settlement Agreement which ends all outstanding disputes between them. The terms of the Settlement Agreement provide for a settlement payment by Play LA Inc. to SecureOne Corporation and it’s shareholders. The terms of the Settlement Agreement are confidential.

About Play LA Inc. ( www.playlainc.com )

Play LA Inc. is an international online publishing company that owns and operates a global network of multi-language websites. The Company currently owns and operates 6 websites that reach hundreds of thousands of people across the UK and Europe each month, who are specifically looking for the unique sports news, advice and tournament information published throughout Play LA’s websites for the Sports, Casino Games and the Poker industry.

About SecureOne Corporation (www.secureone.com)

SecureOne Corporation is an emerging next generation payment service provider. SecureOne’s cloud based proxy card & tokenization platform builds a seamless bridge between today’s familiar world of plastic cards (EMV, Contactless, Mag Stripe and QR codes) and the dynamic, emerging world of mobile wallets. SecureOne’s platform delivers a rich set of capabilities from which any issuer, acquirer or network can tap to accelerate consumer payment and lending innovation and dramatically reduce fraud, especially fraud associated with card not present (CNP) transactions.

Forward-Looking Statements:

This press release includes forward-looking statements as determined by the U.S. Securities and Exchange Commission (the "SEC"). All statements, other than statements of historical facts, included in this press release that address activities, events, or developments that the Company believes or anticipates will or may occur in the future are forward-looking statements. Such forward-looking statements involve known and unknown risks, uncertainties and other factors, which may cause the actual results, performance or achievements of the Company to be materially different from any future results, performance or achievements expressed or implied by such forward-looking statements. The Company does not intend (and is not obligated) to update publicly any forward-looking statements. The contents of this press release should be considered in conjunction with the warnings and cautionary statements contained in the Company's recent filings with the SEC.

Company Contact:

Play LA Inc.

David Hallonquist

www.playlainc.com

246-431-0493